SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 16, 2012

Date, Time and Place: March 16, 2012, at 11:00 a.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Board of Directors’ Meeting Room of GOL Linhas Aéreas Inteligentes S.A. (“Company”), Jardim Aeroporto, São Paulo - SP. Attendance:  all the members of the Board of Directors. Presiding Board of the Meeting:  Chairman: Mr. Constantino de Oliveira Júnior; Secretary: Henrique Constantino. Calling:  Waived, due to the attendance of all the members of the Board of Directors. Agenda: To adopt resolutions on the following matters: (a)  re-confirmation of the Company’s budget for fiscal year 2012; (b)  appointment of the Company’s executive officers and confirmation of the acts already performed; (c) reelection of the members of the Company’s Committees and Sub-Committee and election of a new member of the People Management and Corporate Governance Committee; and (d)  approval of the Long-Term Incentive Plan of the Company. Resolutions adopted: After the necessary explanations were provided, upon detailed review of the documents referring to the matters of the agenda, the following resolutions were approved by unanimous decision: (a)  re-confirmation of the Company’s budget for fiscal year 2012, the original copy of which was initialed by the members of the presiding board of the meeting and filed with the Company’s head-office; (b) pursuant to the terms of art. 17 and following ones of the Company’s by-laws, to re-appoint the following executive officers for a one-year term of office: (1) Constantino de Oliveira Júnior, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the CPF/MF under no. 417.942.901 -25, for the office of Chief Executive Officer; (2) Leonardo Porciúncula Gomes Pereira, Brazilian, married, business administrator, bearer of Identity Card R.G. 04.041.096-1 and enrolled with the CPF/MF under no. 606.399.897-72 for the office of Chief Financial Officer, and Investor Relations Officer; (3) Ricardo Khauaja, Brazilian, married, engineer, bearer of Identity Card RG nº 08.545.344-74 and enrolled with the CPF/MF under no. 013.050.807-18, for the office of Vice-President; and (4) Adalberto Cambauva Bogsan, Brazilian, married, business administrator, bearer of Identity Card R.G. nº 15.416.522 SSP/SP and enrolled with the CPF/MF under no. 069.371.118-35, for the office of Vice-President; all of them domiciled at Praça Comandante Linneu Gomes, s/n, Portaria 3, Jardim Aeroporto, São Paulo, SP, being ratified all the acts previously taken by the executive officers up to this date. The compensation for the Company’s management will be duly set at the Company’s annual shareholders’ meeting. The appointed officers have declared, in accordance with the provisions in Article 147, paragraphs 1 and 2 of Law 6.404/76, as amended, that they have not incurred in any of the crimes provided for in the law which might prevent them from performing commercial activities; (c)  the election/reelection of the following members for a term of office of one (1) year as from this date, to: (a) the Audit Committee, Messrs. (i) Álvaro Antonio Cardoso de Souza, Portuguese, married, economist, bearer of Identity Card for Foreigners R.N.E W 401.505-E and enrolled with the C.P.F. under nº 249.630.118-91;   (ii) Antônio Kandir, Brazilian, divorced, engineer, bearer of Identity Card R.G. nº 4.866.700-6 SSP/SP and enrolled with the C.P.F. under nº. 146.229.631-91, and (iii) Luiz Kaufmann, Brazilian, engineer, married, bearer of Identity Card R.G. nº 7.162.266-SSP/SP and enrolled with the C.P.F. under nº. 362.006.990-72, all of them domiciled at the above referred address; (b) the People Management and Corporate Governance Committee, Messrs. (i) Henrique Constantino, Brazilian, divorced, businessman, bearer of Identity Card R.G. nº 1.022.856 SEP/DF, enrolled with the C.P.F. under nº 443.609.911-34; (ii) Betania Tanure de Barros, Brazilian, married, psychologist, bearer of Identity Card R.G. nº M-1.072.104 and enrolled with the C.P.F. under nº. 385.001.086-49; (iii) Álvaro Antonio Cardoso de Souza, as above identified, (iv) Ricardo Khauaja, as above identified (v)  Constantino de Oliveira Júnior, as above identified and (vi) Paulo César Aragão, Brazilian, divorced, lawyer, resident and domiciled in the City of São Paulo, State of São Paulo, at Avenida Presidente Juscelino Kubitscheck, 50, 4º. andar, bearer of OAB/RJ nº. 21.560 and enrolled with the C.P.F. under number. 174.204.407-78 and the election of Mr. Paulo Sérgio Kakinoff, Brazilian, single, businessman, bearer of identity card R.G. No. 25.465.939-1 and of individual taxpayers’ registry C.P.F. no. 194.344.518-41 domiciled at the address above identified, as a member of the aforementioned Committee; (c) the Financial and Risk Policy Committee, Messrs. (i) Henrique Constantino, as above identified; (ii) Richard Freeman Lark Jr., naturalized Brazilian, single, business manager, bearer of Identity Card R.G. nº 50.440.294-8-SSP/SP and enrolled with the C.P.F. under nº 214.996.428-7; (iii) Barry Siler, expert in hedge techniques related to oil and fuels, North American, married, consultant, bearer of passport nº 134943540; (iv) Luiz Kaufmann, as above identified; (v) Leonardo Porciúncula Gomes Pereira, as above identified; (vi) Charles B. Holland, naturalized Brazilian, married, auditor, bearer of Identity Card R.G. nº 12.782.315-SSP/SP and enrolled with the C.P.F. under nº. 379.343.258-00, and (vii) Marco Provetti, married, accountant, bearer of Identity Card RG nº 5.064.903-7 SSP/SP and enrolled with the CPF/MF under nº 607.141.237-49 all of them domiciled at the above referred address; (d) the Sub-Committee for Accounting and Tax Policies and Financial Statements, Messrs. (i) Richard Freeman Lark Junior; (ii) Charles B. Holland; and (iii) Leonardo Porciúncula Gomes Pereira, as above identified, and (iv) Marcos da Cunha Carneiro, Brazilian, married, economist, bearer of Identity Card nº 04.831.135-1 (IFP) and enrolled with the CPF/MF under nº. 663.964.337-53 and domiciled at the above referred address; being ratified all the acts previously taken by the members of the Committees and the Sub-Committee up to this date; and (d)  the Long Term Incentive Plan of the Company. Closing of the Meeting and Drawing-up of the Minutes: After the floor was offered to whoever might wish to use it, and since nobody did so, the meeting was closed for the necessary time for these minutes to be drawn-up, and upon reopening of the meeting these minutes were read, checked and signed by the attendees. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

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São Paulo, March 16, 2012.

     ____________________________                         __________________________

Constantino de Oliveira Jr.                               Henrique Constantino

Chairman                                                     Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.